SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013\

ELTEK LTD.
 (Name of Registrant)

4 Drezner Street, Sgoola Industrial Zone, Petach Tikva 49101, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-123559.

ELTEK LTD.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Eltek Ltd. Proxy Statement for Special General Meeting to be held January 9, 2014.

99.2	Form of Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date:   December 5, 2013

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Eltek Ltd. Proxy Statement for Special General Meeting to be held January 9, 2014.

99.2	Form of Proxy Card.